SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date: November 16, 2016

Press Release

Eltek Reports 2016 Third Quarter Financial Results

•	Revenues of $9.3 million in the third quarter of 2016
•	Gross profit of $880,000
•	Net loss of $446,000
•	Positive net cash flow of $643,000 from operating activities

PETACH-TIKVA, Israel, November 16, 2016 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today its financial results for the quarter ended September 30, 2016.

Mr. Yitzhak Nissan, Chairman of the Board and Chief Executive Officer, commented: “Third quarter revenues ($9.3 million) were lower than the revenues in the third quarter of 2015 ($10.8 million). The decrease was due to competitive pressures in Israel and certain European countries, and a continued weakness in the German PCB market, which led to a decline in sales of our subsidiary, Kubatronik. We have also experienced operational difficulties that impeded our ability to meet the demand for our products. We have recently made several changes in our manufacturing operations to address these difficulties.

The demand for our products in Italy and the Netherlands was strong. We believe that the growing need for complex PCBs in the defense industry will benefit us in the long run. We remain focused on our target to become the leading company in our field in terms of technology, on-time delivery and product quality," Mr. Nissan concluded.

Highlights of the Third Quarter of 2016

•	Revenues for the third quarter of 2016 were $9.3 million, compared to $10.8 million in the third quarter of 2015.

•
Gross profit was $880,000 (10% of revenues), compared to a gross profit of $1.7 million (16% of revenues) in the third quarter of 2015. The decrease in gross profit and gross margins reflects the decrease in revenues and the pricing challenges we have faced in this quarter.

•	Operating loss was $338,000, compared to an operating profit of $607,000 in the third quarter of 2015;

•	Net loss was $446,000 or $0.04 per fully diluted share, compared to a net profit of $624,000 or $0.06 per fully diluted share in the third quarter of 2015;

•	EBITDA amounted to $164,000 compared to EBITDA of $1.0 million in the third quarter of 2015;

•	Net cash provided by operating activities amounted to $643,000, compared to net cash provided by operating activities of $639,000 in the third quarter of 2015;

•	Shareholders' equity as of September 30, 2016 amounted to $10 million, compared to $10.2 million as of December 31, 2015;

•	Cash and cash equivalents as of September 30, 2016 were $842,000, compared to $1.0 million as of December 31, 2015.

Highlights for the first nine months of 2016

•	Revenues for the first nine months of 2016 were $29 million, compared to $30.9 million in the first nine months of 2015.

•	Gross profit was $3.3 million (11% of revenues), compared to a gross profit of $4.9 million (16% of revenues) in the first nine months of 2015.

•	Operating loss was $387,000, compared to an operating profit of $1 million in the first nine months of 2015;

•	Net loss was $617,000, or $0.06 per fully diluted share, compared to a net profit of $814,000 or $0.08 per fully diluted share in the first nine months of 2015;

•	EBITDA amounted to $1.1 million, compared to EBITDA of $2.4 million in the first nine months of 2015;

•	Net cash provided by operating activities amounted to $1.5 million, compared to net cash provided by operating activities of $349,000 in the first nine months of 2015.

Conference Call
Today, Wednesday, November 16, 2016 at 9:30 a.m. Eastern Time, Eltek will conduct a conference call to discuss the results. The call will feature remarks by Mr. Yitzhak Nissan, Chairman of the Board of Directors and Chief Executive Officer, Mr. Roberto Tulman, Deputy CEO and Chief Technology Officer, and Mr. Amnon Shemer, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:	1-888-281-1167
Israel:	03-9180644
International:	+972-3-9180644

At:

9:30 a.m. Eastern Time
6:30 a.m. Pacific Time
16:30 p.m. Israel Time

A replay of the call will be available through the Investor Info section on Eltek’s corporate website at www.nisteceltek.com approximately 24 hours after the conference call is completed and will be archived for 30 days.

(Tables follow)

About Eltek
Eltek – "Innovation Across the Board", is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek has ITAR, AS-9100 and NADCAP Electronics permits and its customers include top of the line companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, and R&D, production and marketing center is located in Israel. Eltek operates also through its subsidiaries in North America in Europe and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com.

Use of Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures, including EBITDA. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table below.

Forward Looking Statements:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Investor Contact:
Nir Zalik
KM Investor relations
Tel: +972- 3-5167620
nir@km-ir.co.il
www.km-ir.co.il

Amnon Shemer
Chief Financial Officer
amnons@nisteceltek.com
+972-3-9395023

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015

Revenues	9,252	10,843	28,956	30,943
Costs of revenues	(8,372)	(9,114)	(25,677)	(26,086)

Gross profit	880	1,729	3,279	4,857

Selling, general and administrative expenses	(1,185)	(1,173)	(3,569)	(3,758)

R&D expenses, net	(34)	51	(97)	(57)

Operating profit (loss)	(338)	607	(387)	1,042

Financial expenses, net	(114)	62	(211)	(143)

Profit (loss) before other income, net	(452)	669	(599)	899

Other income, net	0	0	0	5

Profit (loss) before income tax expenses	(452)	669	(598)	904

Tax expenses	(29)	(45)	(77)	(76)

Net Profit (loss)	(481)	624	(675)	828

Net loss attributable to non controlling interest	(34)	0	(58)	14

Net Profit (loss) attributable to Eltek Ltd.	(446)	624	(617)	814

Earnings per share

Basic and diluted net gain (loss) per ordinary share	(0.04)	0.06	(0.06)	0.08

Weighted average number of ordinary shares
used to compute basic and diluted net gain (loss) per
ordinary share (in thousands)	10,143	10,143	10,143	10,143

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	September 30,	December 31,
	2016	2015
Assets

Current assets
Cash and cash equivalents	842	1,038
Receivables: Trade, net of provision for doubtful accounts	6,786	8,015
Other	272	273
Inventories	4,834	4,450
Prepaid expenses	321	187

Total current assets	13,055	13,963

Deferred taxes	1,082	1,064

Assets held for employees' severance benefits	51	49

Fixed assets, less accumulated depreciation	9,611	10,067

Intangible asset	330	276

Total assets	24,129	25,419

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	1,244	1,275
Accounts payable: Trade	5,910	6,112
Other	4,511	4,594

Total current liabilities	11,665	11,981

Long-term liabilities
Long term debt, excluding current maturities	2,205	2,905
Employee severance benefits	299	289

Total long-term liabilities	2,504	3,194

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 10,142,762	1,985	1,985
Additional paid-in capital	17,270	17,270
Cumulative foreign currency translation adjustments	2,287	1,892
Capital reserve	695	695
Accumulated deficit	(12,125)	(11,507)
Shareholders' equity	10,112	10,335
Non controlling interest	(152)	(91)
Total equity	9,960	10,244
Total liabilities and shareholders' equity	24,129	25,419

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$)

Non-GAAP EBITDA Reconciliations	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015

GAAP net Income (loss)	(446)	624	(617)	814
Add back items:

Financial expenses (income), net	114	(62)	211	143
Income tax expense	29	45	77	76
Depreciation and amortization	467	435	1,413	1,361
Adjusted EBITDA	164	1,041	1,084	2,394

Eltek Ltd.
Consolidated Statement of Cash flow
(In thousands US$, except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015

Cash flows from operating activities:

Net Income (loss)	(481)	624	(675)	827

Adjustments to reconcile net loss to net
cash flows provided by operating activities:
Depreciation and amortization	467	435	1,413	1,285
Capital lose on disposal of fixed assets, net		-	-	76
Revaluation of long term loans	-	25	1	28
Decrease (increase) in Deferred Tax	8	-	22	-
	475	460	1,436	1,389

Decrease (increase) in trade receivables	928	(305)	1,502	(21)
Decrease (increase) in other receivables and prepaid expenses	(132)	(107)	(114)	(5)
Decrease (increase) in inventories	(108)	376	(214)	(67)
Increase (decrease) in trade payables	171	(286)	(183)	(1,036)
Increase (decrease) in other liabilities and accrued expenses	(206)	(113)	(255)	(680)
Increase (decrease) in employee severance benefits, net	(5)	(10)	(2)	(59)
	649	(445)	734	(1,867)

Net cash provided by operating activities	643	639	1,495	349

Cash flows from investing activities:
Owners investment
Purchase of fixed assets	(231)	(111)	(561)	(603)
Purchase of Intangible asset	(22)	-	(43)	-
Net cash used in investing activities	(253)	(111)	(604)	(603)

Cash flows from financing activities:
Increase (decrease) in short- term credit	(158)	(65)	(67)	(979)
Repayment of long-term loans from bank	(176)	(78)	(506)	(96)
Proceeds from long-term loans	-	-	-	1,707
Repayment of credit from fixed asset payables	(158)	(74)	(552)	(370)
Net cash provided by (used in) financing activities	(491)	(217)	(1,125)	262

Effect of translation adjustments	50	(87)	38	81

Net increase (decrease) in cash and cash equivalents	(52)	224	(196)	89

Cash and cash equivalents at beginning of the period	894	994	1,038	1,129

Cash and cash equivalents at period end	842	1,218	842	1,218